Exhibit 99.1

Date: February 27, 2026	800 - 324 8th Avenue SW

Calgary AB, T2P 2Z2

www.computershare.com

To: All Canadian Securities Regulatory Authorities
New York Stock Exchange

 Subject: BOYD GROUP SERVICES INC.

 Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General Meeting

Record Date for Notice of Meeting:	March 24, 2026

Record Date for Voting (if applicable):	March 24, 2026

Beneficial Ownership Determination Date:	March 24, 2026

Meeting Date:	May 13, 2026

Meeting Location (if available):	Virtual Meeting

Issuer sending proxy related materials directly to NOBO:	No

Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON SHARES	103310108	CA1033101082

Sincerely,

Computershare

Agent for BOYD GROUP SERVICES INC.